SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 29, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

Tuesday 16 November 2010

To: Australian Securities Exchange
London Stock Exchange

cc: New York Stock Exchange
JSE Limited

For announcement to the market

Please find attached the results of the business conducted at the meetings of shareholders of BHP Billiton Limited (“Limited”) held in Perth, Australia on 16 November 2010 and BHP Billiton Plc (“Plc”) held in London, United Kingdom on 21 October 2010.

As required by the Dual Listed Companies Structure, a poll was conducted on each of the proposed resolutions. Each resolution is a Joint Electorate Action. The poll results for BHP Billiton Limited and BHP Billiton Plc are attached.

The final proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares) is detailed in Appendix 1. The additional information required in respect of BHP Billiton Plc by the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) is provided in Appendix 2.

A copy of the resolutions passed at the closure of the poll today has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

Jane McAloon
Group Company Secretary

Poll results for BHP Billiton Ltd and BHP Billiton Plc as follows:

1 To receive the 2010 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       2,853,384,210
Votes ‘Against’    21,899,359
Votes ‘Abstain’    145,636,981
Result             CARRIED

2 To re-elect Dr John Buchanan as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       3,010,682,697
Votes ‘Against’    5,209,946
Votes ‘Abstain’    5,144,995
Result             CARRIED

3 To re-elect Mr David Crawford as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       2,967,628,710
Votes ‘Against’    48,249,884
Votes ‘Abstain’    5,151,522
Result             CARRIED

4 To re-elect Mr Keith Rumble as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       3,011,842,332
Votes ‘Against’    4,011,384
Votes ‘Abstain’    5,176,737
Result             CARRIED

5 To re-elect Dr John Schubert as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       3,003,515,989
Votes ‘Against’    12,257,652
Votes ‘Abstain’    5,258,186
Result             CARRIED

6 To re-elect Mr Jacques Nasser as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       2,993,958,435
Votes ‘Against’    21,764,237
Votes ‘Abstain’    5,275,301
Result             CARRIED

7 To elect Mr Malcolm Broomhead as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       3,010,818,207
Votes ‘Against’    4,807,437
Votes ‘Abstain’    5,404,050
Result             CARRIED

8 To elect Ms Carolyn Hewson as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       3,008,197,407
Votes ‘Against’    7,416,453
Votes ‘Abstain’    5,382,479
Result             CARRIED

9 To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       3,004,084,423
Votes ‘Against’    8,458,296
Votes ‘Abstain’    8,472,024
Result             CARRIED

10 To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)

Number of Votes

Votes ‘For’       2,829,347,185
Votes ‘Against’    182,792,725
Votes ‘Abstain’    8,926,898
Result             CARRIED

11 To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)

Number of Votes

Votes ‘For’       2,935,191,846
Votes ‘Against’    77,233,384
Votes ‘Abstain’    8,592,649
Result             CARRIED

12 To approve the repurchase of shares in BHP Billiton Plc (a special resolution)

Number of Votes

Votes ‘For’       2,998,263,091
Votes ‘Against’    14,314,497
Votes ‘Abstain’    8,440,924
Result             CARRIED

13 To approve the 2010 Remuneration Report (a non-binding ordinary resolution)

Number of Votes

Votes ‘For’       2,917,996,260
Votes ‘Against’    91,390,012
Votes ‘Abstain’    11,488,575
Result             CARRIED

14 To approve amendments to the Long Term Incentive Plan (an ordinary resolution)

Number of Votes

Votes ‘For’       2,932,964,474
Votes ‘Against’    67,776,286
Votes ‘Abstain’    20,211,417
Result             CARRIED

15 To approve the grant of awards to Mr Marius Kloppers under the GIS and the LTIP (an ordinary resolution)

Number of Votes

Votes ‘For’       2,909,902,724
Votes ‘Against’    98,375,523
Votes ‘Abstain’    12,683,424
Result             CARRIED

16 To approve amendments to the Constitution of BHP Billiton Limited (a special resolution)

Number of Votes

Votes ‘For’       3,000,792,385
Votes ‘Against’    8,738,011
Votes ‘Abstain’    11,477,212
Result             CARRIED

17 To approve amendments to the Articles of Association of BHP Billiton Plc (a special resolution)

Number of Votes

Votes ‘For’       3,001,079,986
Votes ‘Against’    8,547,277
Votes ‘Abstain’    11,384,687
Result             CARRIED

APPENDIX 1
BHP Billiton Limited & BHP Billiton Plc - Final Proxy Position

1 To receive the 2010 Financial Statements and Reports for BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,366,984,329

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,313,701,673
- was to vote against the resolution 2,770,619
- was to abstain on the resolution    144,009,208
- may vote at the proxy’s discretion 50,512,037

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,111,464

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,471,825,256
- was to vote against the resolution 19,127,521
- was to abstain on the resolution    1,576,089
- may vote at the proxy’s discretion 158,687

2 To re-elect Dr John Buchanan as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,394,399

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,452,996,746
- was to vote against the resolution 3,990,856
- was to abstain on the resolution    3,685,796
- may vote at the proxy’s discretion 50,406,797

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,304,267

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,489,960,579
- was to vote against the resolution 1,185,476
- was to abstain on the resolution    1,383,287
- may vote at the proxy’s discretion 158,212

3 To re-elect Mr David Crawford as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,387,904

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,436,751,428
- was to vote against the resolution 20,173,344
- was to abstain on the resolution    3,691,181
- may vote at the proxy’s discretion 50,463,132

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,306,189

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,463,201,726
- was to vote against the resolution 27,946,323
- was to abstain on the resolution    1,381,365
- may vote at the proxy’s discretion 158,140

4 To re-elect Mr Keith Rumble as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,363,915

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,453,389,384
- was to vote against the resolution 3,467,730
- was to abstain on the resolution    3,715,507
- may vote at the proxy’s discretion 50,506,801

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,305,326

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,490,620,044
- was to vote against the resolution 527,142
- was to abstain on the resolution    1,382,228
- may vote at the proxy’s discretion 158,140

5 To re-elect Dr John Schubert as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,281,697

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,452,483,430
- was to vote against the resolution 4,350,948
- was to abstain on the resolution    3,798,599
- may vote at the proxy’s discretion 50,447,319

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,307,041

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,483,245,071
- was to vote against the resolution 7,903,410
- was to abstain on the resolution    1,380,513
- may vote at the proxy’s discretion 158,560

6 To re-elect Mr Jacques Nasser as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,205,047

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,450,127,349
- was to vote against the resolution 6,572,749
- was to abstain on the resolution    3,835,478
- may vote at the proxy’s discretion 50,504,949

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,308,922

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,475,977,682
- was to vote against the resolution 15,173,100
- was to abstain on the resolution    1,378,632
- may vote at the proxy’s discretion 158,140

7 To elect Mr Malcolm Broomhead as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,163,512

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,452,393,639
- was to vote against the resolution 4,237,572
- was to abstain on the resolution    3,915,551
- may vote at the proxy’s discretion 50,532,301

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,304,499

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,490,624,035
- was to vote against the resolution 521,339
- was to abstain on the resolution    1,383,055
- may vote at the proxy’s discretion 159,125

8 To elect Ms Carolyn Hewson as a Director of BHP Billiton Limited and BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,099,070

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,450,022,638
- was to vote against the resolution 6,700,855
- was to abstain on the resolution    3,939,826
- may vote at the proxy’s discretion 50,375,577

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,320,243

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,490,649,716
- was to vote against the resolution 511,587
- was to abstain on the resolution    1,367,311
- may vote at the proxy’s discretion 158,940

9 To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,507,256,794

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,452,749,812
- was to vote against the resolution 4,099,873
- was to abstain on the resolution    3,806,413
- may vote at the proxy’s discretion 50,407,109

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,488,081,398

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,483,616,613
- was to vote against the resolution 4,301,333
- was to abstain on the resolution    4,606,156
- may vote at the proxy’s discretion 163,452

10 To renew the general authority to issue shares in BHP Billiton Plc (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,504,034,305

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,421,057,662
- was to vote against the resolution 32,407,003
- was to abstain on the resolution    7,081,683
- may vote at the proxy’s discretion 50,569,640

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,490,888,960

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,340,433,637
- was to vote against the resolution 150,291,771
- was to abstain on the resolution    1,797,878
- may vote at the proxy’s discretion 163,552

11 To approve the authority to issue shares in BHP Billiton Plc for cash (a special resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,504,047,205

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,442,474,875
- was to vote against the resolution 10,936,706
- was to abstain on the resolution    7,029,341
- may vote at the proxy’s discretion 50,635,624

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,176,433

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,424,791,178
- was to vote against the resolution 66,220,939
- was to abstain on the resolution    1,511,121
- may vote at the proxy’s discretion 164,316

12 To approve the repurchase of shares in BHP Billiton Plc (a special resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,504,159,822

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,446,252,407
- was to vote against the resolution 7,204,418
- was to abstain on the resolution    6,909,400
- may vote at the proxy’s discretion 50,702,997

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,491,320,325

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,482,181,221
- was to vote against the resolution 7,086,264
- was to abstain on the resolution    1,365,013
- may vote at the proxy’s discretion 2,052,840

13 To approve the 2010 Remuneration Report (a non-binding ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,502,443,845

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,406,872,622
- was to vote against the resolution 45,877,024
- was to abstain on the resolution    8,572,656
- may vote at the proxy’s discretion 49,694,199

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,489,977,151

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,457,079,626
- was to vote against the resolution 32,741,439
- was to abstain on the resolution    2,709,686
- may vote at the proxy’s discretion 156,086

14 To approve amendments to the Long Term Incentive Plan (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,500,010,241

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,408,709,688
- was to vote against the resolution 41,107,788
- was to abstain on the resolution    11,026,590
- may vote at the proxy’s discretion 50,192,765

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,483,807,320

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,457,103,862
- was to vote against the resolution 26,539,642
- was to abstain on the resolution    8,879,517
- may vote at the proxy’s discretion 163,816

15 To approve the grant of awards to Mr Marius Kloppers under the GIS and the LTIP (an ordinary resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,502,653,334

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,382,766,263
- was to vote against the resolution 70,677,905
- was to abstain on the resolution    8,393,030
- may vote at the proxy’s discretion 49,209,166

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,488,821,459

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,473,844,793
- was to vote against the resolution 14,820,235
- was to abstain on the resolution    3,865,379
- may vote at the proxy’s discretion 156,431

16 To approve amendments to the Constitution of BHP Billiton Limited (a special resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,504,023,667

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,447,438,453
- was to vote against the resolution 5,911,214
- was to abstain on the resolution    7,047,851
- may vote at the proxy’s discretion 50,674,000

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,488,377,903

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,485,404,632
- was to vote against the resolution 2,807,171
- was to abstain on the resolution    4,308,935
- may vote at the proxy’s discretion 166,100

17 To approve amendments to the Articles of Association of BHP Billiton Plc (a special resolution)

BHP Billiton Limited
* Total number of proxy votes exercisable by all proxies validly appointed 1,504,024,786

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,447,511,759
- was to vote against the resolution 5,722,031
- was to abstain on the resolution    7,056,981
- may vote at the proxy’s discretion 50,790,996

BHP Billiton Plc
* Total number of proxy votes exercisable by all proxies validly appointed 1,488,488,138

* Total number of proxy votes in respect of which the appointments specified that the proxy -
- was to vote for the resolution      1,485,516,289
- was to vote against the resolution 2,806,532
- was to abstain on the resolution    4,198,700
- may vote at the proxy’s discretion 165,317

APPENDIX 2
Additional Information

For the purposes of section 341 of the United Kingdom’s Companies Act 2006 (as amended by The Companies (Shareholders’ Rights) Regulations 2009) and in respect of BHP Billiton Plc, the votes validly cast* as a percentage of the company’s total issued share capital (as at 6pm on 19 October 2010) are:

1 Receipt of the Financial Statements and Reports for BHP Billiton Plc and BHP Billiton Limited - 66.84
2 Re-election of Dr John Buchanan as a director of each of BHP Billiton Plc and BHP Billiton Limited - 66.85
3 Re-election of Mr David Crawford as a director of each of BHP Billiton Plc and BHP Billiton Limited - 66.85
4 Re-election of Mr Keith Rumble as a director of each of BHP Billiton Plc and BHP Billiton Limited - 66.85
5 Re-election of Dr John Schubert as a director of each of BHP Billiton Plc and BHP Billiton Limited - 66.85
6 Re-election of Mr Jacques Nasser as a director of each of BHP Billiton Plc and BHP Billiton Limited - 66.85
7 Election of Mr Malcolm Broomhead as a director of each of BHP Billiton Plc and BHP Billiton Limited - 66.85
8 Election of Ms Carolyn Hewson as a director of each of BHP Billiton Plc and BHP Billiton Limited - 66.85
9 Re-appointment of KPMG Audit Plc as auditor of BHP Billiton Plc - 66.71
10 Renewal of the general authority to issue shares in BHP Billiton Plc - 66.83
11 Renewal of the right to issue shares in BHP Billiton Plc for cash - 66.85
12 Approval of the repurchase of shares in BHP Billiton Plc - 66.85
13 Approval of the Remuneration Report - 66.79
14 Approval of the amendments to the Long Term Incentive Plan - 66.51
15 Approval of the grant of awards to Mr Marius Kloppers under the Group Incentive Scheme and Long Term Incentive Scheme        - 66.74
16 Approval of the amendments to the Constitution of BHP Billiton Limited - 66.72
17 Approval of the amendments to the Memorandum and Articles of Association of BHP Billiton Plc        - 66.72

*This calculation does not include the votes cast at the BHP Billiton Limited Annual General Meeting which are added to the votes cast at the BHP Billiton Plc Annual General Meeting to give the final result in relation to each resolution. Final poll results for BHP Billiton Plc and BHP Billiton Limited can be found on pages 2 and 3 of this announcement.

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : November 29, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary